

April 5, 2012

Via E-Mail
Michael Mazzoni
Chief Financial Officer
OPTi Inc.
One First Street, Suite 14
Los Altos, CA 94022

Re: OPTi Inc.
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
Filed April 2, 2012
File No. 000-21422

Dear Mr. Mazzoni:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background and Reasons for Dissolution, page 4

1.   With a view toward disclosure, please tell us when the "unrelated company" mentioned in your addition on page 9 contacted the registrant. Also tell us whether the conversations with that company involved any other proposals or negotiations.

2.   Please reconcile the disclosure added on page 9 with your disclosure here that efforts to continue operating have been unsuccessful. In your response, please tell us whether you had previously made any attempt to pursue an arrangement with the "unrelated company."

3.   Your disclosure indicates that the Board's recommendation to shareholders to consent to the proposal was based on its inability to locate a "viable alternative;" please tell us how the interest of the "unrelated company" is consistent with this rationale.   In your response, please tell us whether the Board has considered the interest of the "unrelated

company" when making its recommendation to shareholders on page 9 or has a duty to do so. Also tell us the name of the "unrelated company."

4.   If the disclosed potential reversal of the election to dissolve after the first distribution is contrary to applicable law, please say so directly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): James Topinka, Esq.
                        Winston & Strawn LLP